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                                                      Filed by Havas Advertising
                           Pursuant to Rule 425 under the Securities Act of 1933

                                         Subject Company:  Snyder Communications
                                                 Commission File No.:  333-43362

On September 25, 2000, Havas Advertising issued the following press release related to the acquisition of Snyder Communications, Inc. by Havas Advertising. INFORMATION CONCERNING THE PARTICIPANTS IN THE PROXY SOLICITATION IS SET FORTH IN THE REGISTRATION STATEMENT ON FORM F-4 OF HAVAS ADVERTISING ON FILE WITH THE SEC (COMMISSION FILE NO. 333-43362). INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV.

                           [HAVAS ADVERTISING LOGO]

                    Havas Advertising Shareholders Approve
                     Acquisition of Snyder Communications

LEVALLOIS, France, September 25, 2000 -- Havas Advertising (Paris Stock
Exchange: HAV.PA), the world's fourth largest communications group* with Snyder Communications, announced that at today's Extraordinary General Meeting its shareholders approved the acquisition of Snyder Communications (NYSE: SNC). Separately, shareholders of Snyder Communications also voted to adopt the merger agreement and approve the merger at a special shareholders meeting held earlier today.

The Havas Advertising shares which will be issued in exchange for the Snyder Communications SNC shares will be listed on the Paris Bourse, and on Nasdaq in the form of American Depositary Shares (ADSs) under the symbol "HADV" beginning on September 27, 2000. A certificate of merger has been filed in Delaware and the transaction will be effective on September 26 at 4:30 PM Eastern Daylight Time. SNC shares will trade as usual on the NYSE on September 26 and will be replaced by Havas Advertising ADSs on Nasdaq as of 9:30 AM Eastern Daylight Time on September 27. Each share of SNC common stock will be exchanged for 1.3710 Havas Advertising ADSs.

Contacts:

   Alain Camon:   (33 1) 41 34 30 51
   Robert McCann: (33 1) 41 34 36 32
   Corp.Com@havas-advertising.fr

*Advertising Age Annual Agency Report ranking, April 24, 2000 and pro forma for Snyder Communications acquisition.

FORWARD-LOOKING INFORMATION

This document contains certain "forward-looking statements" about the proposed merger of Havas Advertising and Snyder Communications. These include statements regarding the anticipated tax consequences, and anticipated future operating results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and
"intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include difficulties in integrating the Snyder Communications companies with the Havas Advertising divisions, and changes in general economic conditions that may adversely affect the businesses in which Havas Advertising and Snyder Communications are engaged and changes in the securities markets.

ADDITIONAL INFORMATION

Havas Advertising and Snyder Communications filed a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents
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                           [HAVAS ADVERTISING LOGO]


filed with the SEC by Havas Advertising are free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, 33-1-41 34 30 00. Documents filed with the SEC by Snyder Communications are available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265.

Havas Advertising has filed with the French Commission des Operations de Bourse
(COB) a prospectus consisting of a document de reference and a note d'operation definitive that have received the visas of the COB. Investors are able to obtain this prospectus, free of charge, at Havas Advertising.